November 9, 2007	William A. Bennett Associate 202.637.5786 wabennett@hhlaw.com

VIA EDGAR AND HAND DELIVERY

Mr. H. Christopher Owings
Ms. Anita Karu
Mr. Robert Burnett
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SES Solar Inc.
Registration Statement on Form SB-2
Filed February 23, 2007
File No. 333-140864

Amendment No. 1 to Form 8-K dated September 27, 2006
Filed November 16, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
File No. 0-49861

Dear Messrs. Owings and Burnett and Ms. Karu:

On behalf of SES Solar Inc. (the "Company"), we are forwarding for filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Company's Registration Statement on Form SB-2 as filed on February 23, 2007.

Amendment No. 1 to the Form SB-2 reflects changes made in response to the staff's letter of comment dated March 22, 2007 (the "SB-2 Comment Letter"), as well as the audited 2006 financial statements which were contained in the Company’s Form 10-KSB and some significant revisions to the Company’s risk factors, Description of Business and Management’s Discussion and Analysis to improve its focus and readability.

Mr. H. Christopher Owings
November 9, 2007

In addition to addressing the comments set forth in the SB-2 Comment Letter, this letter also responds to the staff's letter of comment dated April 5, 2007 (the “8-K Comment Letter”), in which the staff raised certain comments on the above referenced Form 8-K and Form 10-QSB for the fiscal quarter ended September 30, 2006.

As set forth below, the Company believes that it has appropriately responded to the comments raised in the 8-K Comment Letter by describing how it has addressed the relevant comments and where any resulting revisions appear in its subsequent periodic reports and the Form SB-2, as applicable. As set forth in its letter to the staff dated September 7, 2007, and as more fully discussed in the responses below, the Company does not believe that an amendment to the Form 8-K as filed on November 16, 2006 is necessary.

With respect to the Form 10-QSB for the fiscal quarter ended September 30, 2006, the Company has considered its obligation to file an amendment. As set forth in its letter to the staff dated September 7, 2007, and as more fully discussed below, the Company requests that it not be required to amend the Form 10-QSB for the fiscal quarter ended September 30, 2006 in light of the fact that the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 already restates in Note 5 the financial disclosure that would otherwise appear in an amendment to the Form 10-QSB. Moreover, the Company does not believe that amending the Form 10-QSB for the fiscal quarter ended September 30, 2006 will provide investors or the market with material information in light of the fact that (1) the revisions are already set forth in the Form 10-KSB and have therefore already been absorbed by the market and investors; (2) the revisions relate to information as of a period that is almost one year old; and (3) the revisions to the Form 10-QSB for the fiscal quarter ended September 30, 2006 are set forth in the Form 10-QSB for the fiscal quarter ended September 30, 2007, which the Company filed on October 23, 2007. Accordingly, the Company has not filed an amendment to the Form 10-QSB for the fiscal quarter ended September 30, 2006 and respectfully requests that it be allowed to proceed with its Form SB-2 registration statement without so doing.

A copy of Amendment No. 1 to the Form SB-2 marked to show changes is being hand delivered to the staff. The page references in the responses below are to the marked version. The Company is also including as Annex A certain market data and research reports which are cross-referenced to and substantiate various disclosures in the registration statement.

Capitalized terms used but not defined in this letter have the definitions set forth in Amendment No. 1 to the Form SB-2.

Mr. H. Christopher Owings
November 9, 2007

Registration Statement on Form SB-2

Registration Statement Cover Page

1.
We note that the approximate date of your proposed sale will be from “[t]ime to time after the effective date of this registration statement.” Since it appears that you intend to conduct a continuous offering, as opposed to a delayed offering, please revise to clarify that the date of the proposed sale will be as soon as practicable after the effective date of the registration statement.

The Company acknowledges the staff’s comment and has revised the registration statement cover page to clarify that the date of the proposed sale will be as soon as practicable after the effective date of the registration statement and from time to time thereafter.

General

2.
We note that you are registering the resale of an aggregate of 15,728,851 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this re-sale transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to identify Highland Ventures Ltd., Rollock Capital Ltd., Maxmiz Consulting Ltd., SG Private Banking (Suisse) S.A. and Lansing Securities Corp. as underwriters and include the price at which they will sell the common stock.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

The Company has significantly reduced the number of shares being registered for resale from 15,728,851 shares to 7,865,676 shares. The reduced number of shares being registered in this Amendment No. 1 represents 10.8% of the total number of outstanding shares and 32.0% of the total number of outstanding shares held by non-affiliates.  The shares are being offered for resale by 27 different selling shareholders. In view of these changes, and for the reasons set forth below, we believe that the subject transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

With the exception of the 52,500 shares being offered by John Veltheer, a director of the Company, and which were purchased in a privately negotiated transaction in 2005, the remaining selling stockholders are non-affiliated holders that purchased their shares in private placements completed between May 2006 and November 2006 in either offshore transactions pursuant to Regulation S or in transactions exempt from registration pursuant to Rule 506 of Regulation D and/or section 4(2) of the Securities Act of 1933. Each of the selling stockholders represented to the Company that they were purchasing the securities for investment purpose and not with a view towards effecting a distribution of the shares. In the case of Lansing Securities, 1.5 million warrants were issued as compensation in connection with the private placement completed in November 2006. The fact that the shares being registered pursuant to this registration statement were issued close to, or over, a year ago illustrates that these stockholders have been at significant economic risk for a substantial amount of time and therefore purchased their shares with an investment intent and not with a view towards distribution.

Mr. H. Christopher Owings
November 9, 2007

None of the selling stockholders was an affiliate of the Company when they purchased their shares and, with the exception of John Veltheer, one of our directors, none of the selling stockholders is currently an affiliate. The shares being offered by Dr. Veltheer represent only 0.2% of the total number of outstanding shares held by non-affiliates.

To the Company’s knowledge, none of the selling stockholders included in the registration statement are broker-dealers or affiliates of broker-dealers or are in the business of underwriting securities. To the Company’s knowledge, no selling stockholder has an agreement or understanding in place as to the price, timing, or manner of the sale of the shares being registered.

For the forgoing reasons, the Company believes that the proposed offering is not a primary offering by the Company and that the offering is eligible to be made under Rule 415(a)(1)(i).

3.
We note your correspondence of January 11, 2007 in connection with Amendment No. 1 to Form 8-K dated September 27, 2006, filed November 16, 2006. Please file an amendment to the Form 8-K in response to our comment letter of November 28, 2006. To the extent applicable, comments in both letters are to be reflected in the respective filings. Please note comments in the Form 8-K are to be resolved prior to requesting effectiveness of this filing.

The Company has revised the amended Form SB-2 in accordance with the staff’s Form 8-K Comment Letter. In addition, the Company has applied the relevant staff comments from both the SB-2 Comment Letter and the 8-K Comment Letter to its periodic reports, beginning with the Form 10-KSB for the fiscal year ended December 31, 2006. As noted above, and as set forth in our letter to the staff dated September 7, 2006, the Company does not believe that an amendment to the Form 8-K dated September 27, 2006, and as amended November 16, 2006, is necessary. The Company believes that the over 12 month old disclosure in the Form 8-K is no longer of any value to investors or to the market. Rather, investors and the market will refer to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 and subsequent reports in making investment decisions, and all such reports have been prepared in accordance with the staff’s previously issued comments. As such, the Company respectfully requests that once all comments to the Form SB-2 have been resolved that the Company be permitted to request effectiveness of the Form SB-2.

4.
Please update your registration statement to include the next annual audited set of financial statements and provide a comparable discussion of the additional period in your management’s discussion and analysis. See Rule 3-12(b) of Regulation S-X. Please also note that your response of January 11, 2007 to our comment letter dated November 28, 2006 regarding Forms 8-K and 10-QSB is still pending. The resolution of these unresolved comments will be addressed in a separate letter and may impact your registration statement, as applicable.

Mr. H. Christopher Owings
November 9, 2007

Pursuant to the requirements of Rule 3-12 of Regulation S-X, Amendment No. 1 to the Form SB-2 has been updated to include audited financial statements for the fiscal years ended December 31, 2006 and 2005 and interim period financial statements for the nine months ended September 30, 2007 and 2006. Management’s Discussion and Analysis has been revised to provide a comparable discussion for both the fiscal year end and the appropriate interim periods. The Company will continue to monitor its updating requirement in accordance with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

5.	Please state prominently the fact that your auditors have issued a going concern opinion.

We respectfully advise the staff that our auditor’s report for the fiscal year ended December 31, 2006 does not contain a going concern opinion. We further advise the staff that the revised disclosure appearing in the Prospectus Summary section and in the Liquidity section to MD&A more fully describes the Company’s current and future liquidity needs, including for the Company’s new manufacturing facility currently under construction.

Prospectus Summary

6.	Please delete the first sentence in the paragraph that precedes this heading as the definitions are clear from context.

We acknowledge the staff’s comment and advise that this section has been significantly revised, including the definitions, although some definitions have been retained in order to clearly distinguish between the Company and its wholly-owned subsidiary, SES Switzerland. We believe that the revised definitions assist readers in understanding our past and current corporate structure.

7.
After Number of Shares Outstanding, please add a separate paragraph that indicates that your director Christian Erne holds 59.47% of your common stock and can therefore exercise substantial control over your direction.

We acknowledge the staff’s comment. The Company has determined to highlight Ms. Erne’s beneficial ownership percentage and resulting level of control in a risk factor. Please see the risk factor set forth on page 10 to Amendment No. 1 to the Form SB-2.

Selling Stockholders

8.	Please identify the ultimate beneficial holders of the selling shareholders that are not natural persons.

The Company has identified the ultimate beneficial holders of the selling stockholders that are not natural persons. Please refer to the footnotes beginning on page 46 to Amendment No. 1 to the Form SB-2.

Mr. H. Christopher Owings
November 9, 2007

9.	It is unclear what footnote (21) refers to. Please advise or revise.

The Company acknowledges the staff’s comment. Footnote (21) appeared in error and has been deleted.

10.
You state that the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Please revise this discussion to specifically identify such shareholders as underwriters.

As indicated above, the Company has significantly reduced the number of shares being registered for resale from 15,728,851 shares to 7,865,676 shares. Given that the reduced number of shares being registered represents 10.8% of the total number of outstanding shares and 32.0% of the total number of outstanding shares held by non-affiliates, and that the shares are being offered for sale by 27 different selling stockholders, we do not believe that any of the selling stockholders are deemed underwriters.

Executive Compensation

11.
Please revise your executive compensation disclosure to include information for the year ended December 31, 2006. Please note that your revised disclosure must comply with the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Refer to Securities Act Release No. 8732A (Aug. 29, 2004) and our Executive Compensation and Related Person Q&A, both of which are available on our website, http://www.sec.gov.

The revised Executive Compensation section includes information for the fiscal year ended December 31, 2006 in accordance with Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A(s), and Item 402 to Regulation S-B. Please refer to page 39 to Amendment No. 1 to the Form SB-2.

Undertakings, page 82

12.	Please include the full undertakings set forth in Item 512(a) and 512(g) of Regulation S-K. See SEC Release 33-8591 (July 19, 2005) located on our website at www.sec.gov.

The Company acknowledges the staff’s comment. The undertakings have been revised to comply with the requirements of Item 512(a) and 512(g) of Regulation S-B.

Mr. H. Christopher Owings
November 9, 2007

Amendment No. 1 to Form 8-K dated September 27, 2006

General

13.
Where a staff comment below has indicated that you revise your financial statements and related disclosures you should include an explanatory note on the cover page of your filing that clearly states each of the reasons for the amended filing and whether the financial statements and information in Form 8-K filed on October 4, 2006 and Form l0-QSB filed on November 20, 2006, should be relied upon. The explanatory note should also refer to a footnote that describes in detail each error and the effects on your financial statements. Your filing should also include a modified audit report for additional procedures performed on the financial statement and disclosure revisions.

As set forth above, and in our letter to the staff dated September 7, 2007, the Company does not believe that an amendment to the Form 8-K, as amended November 16, 2006, or to the Form 10-QSB for the period ended September 30, 2006 is necessary in light of the Company having now filed its Form 10-QSB for the nine months ended September 30, 2007 as well as the revisions the Company made to its financial statement disclosure beginning with its Form 10-KSB for the fiscal year ended December 31, 2006. As set forth in Note 5 to the financial statements in our Form 10-KSB for the fiscal year ended December 31, 2006, the Company has disclosed all pertinent restatements and reclassifications in relation to its previously issued financial statements, detailing the nature of the errors and their effect. Please refer to Note 5 on page F-12 to the Form 10-KSB for the fiscal year ended December 31, 2006.

14.
We note your response to comment 29 in our letter dated November 28, 2006. A brief review of your filing shows the reverse merger has caused material changes to the historical audited financial statements of the private company. For example, we note the balance sheet does not reflect the shares issued in the transaction as of the beginning of the period, it does not disclose the $3.9 million in equity financings and it does not disclose the 8.375 million common shares cancelled in the transaction. Also, there is no statement of changes in equity that presents the recapitalized entity and the statement of operations does not include fees paid in the transaction nor does it provide pro-forma EPS calculations that consider the issuance and cancellation of common shares at the time of the transaction. Please revise and include in your filing:

•	An introductory paragraph that briefly describes the transaction, the entities involved and the periods presented. See Rule 11-02(b)(2) of Regulation S-X;

•	A pro-forma balance sheet as of June 20, 2006 and statements of operations for the year ended December 31, 2005 and June 30, 2006. See Rule 11-02(c)(1) and (2)(i) of Regulation S-X; and

•	Accompanying footnotes that explain each pro-forma adjustment in plain English. See Rule 11-02(b)(I) of Regulation S-X.

Mr. H. Christopher Owings
November 9, 2007

Disclosure has been included in Amendment No.1 to the Form SB-2 as well as the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 and subsequent periodic reports indicating that the financial information represents audited financial information of SES Switzerland for the fiscal years ended December 31, 2006 and 2005 and unaudited financial information for the nine month period ended September 30, 2007 and 2006. The Company believes these financial statements address the concerns of the staff concerning the pro formas included in the Form 8-K. As previously discussed, the Company believes that investors are no longer looking to that Form 8-K or to those pro formas for basic disclosures about the Company, particularly with regard to interim periods during 2006 that are now subsumed into the full year’s financial statements. In view of this, the Company respectfully submits that it is no longer necessary to include the material suggested by the staff’s comment.

Risk Factors

15.
In response to comment 6 in our November 28, 2006 comment letter it appears you replaced the caption “We have history of losses...” with “The PV market is highly unpredictable....” Please print the latter statement in italics to indicate it is a caption. Also expand the statement to describe the risk to you of the heavy subsidization of the market, such as the uncertainty of your profitability, etc.

The risk factors, including the risk factor subheadings, have been revised and reformatted in Amendment No. 1 to the Form SB-2. The revised subheadings are now clearly distinguished from the corresponding risk factor narratives. Moreover, the risk factor relating to subsidization has been revised to highlight the fact that any reduction or elimination in such incentives would hurt our sales and financial condition. See the risk factor titled “The reduction or elimination of government subsidies…” on page 8 to Amendment No. 1 to the Form SB-2.

16.	Please briefly explain “rebuy tariff.”

The phrase “rebuy tariff” has been deleted. Supplementally, we advise the staff that a “rebuy tariff” is a government imposed price at which utilities are obligated to purchase alternative forms of energy generated electricity.

17.
Please refer to the risk factor captioned “There is a shortage of semi-conductor grade silicon ... .” Please delete the last two sentences as they mitigate the risk of the shortage and the address http://www.photon-consulting.com/executive summary_summary.htm does not appear correct.

The risk factors have been revised and reformatted in Amendment No. 1 to the Form SB-2 and all mitigating language has been removed.

18.
We note your response to comment 9 in our November 28, 2006 comment letter. Please expand the caption “Electric utility companies tend to protect their current revenue streams ... ” to succinctly describe the risk to you.

Mr. H. Christopher Owings
November 9, 2007

The Company has revised the referenced risk factor to succinctly describe the material risk posed by the lobbying efforts of electric utility companies. Please see page 11 to Amendment No. 1 to the Form SB-2.

Description of Business

19.
Expand this section to indicate the background and manner in which the company entered into the agreement with Dr. Veltheer. In this regard, indicate who and how the decision was made, the origin of the shares, the consideration and basis to Mr. Rudover and indicate whether Dr. Veltheer had any prior relationship with the company. Provide similar information with regard to the Societe d’Energie Solaire transaction.

Upon further consideration, the Company has determined not to discuss in Amendment No. 1 to the Form SB-2 the transaction involving Mr. Rudover and Dr. Veltheer. Supplementally, we advise the staff that the subject transaction between Mr. Rudover and Dr. Veltheer involved a privately negotiated sale of shares between these individuals in reliance on section 4(1) to the Securities Act of 1933. Because the Company was not a party to this transaction, we do not believe that inclusion or discussion of it is material or required disclosure. We further advise the staff that prior to entering into the transaction with Mr. Rudover, Dr. Veltheer had no affiliation with the Company other than as a less than 5% stockholder. Other than with respect to the merger transaction, neither Dr. Veltheer nor the Company had any prior affiliation with Société d’Energie Solaire.

Business subsequent to the acquisition of Société d’Energie Solaire

20.	Clarify who performs the engineering services you list. How many engineers work for you? We note you have a limited number of employees.

The Description of Business section has been revised to describe the services provided by the Company subsequent to the acquisition of SES Switzerland, including the contract manufacturing services being provided by the Company and the numbers of employees and engineers providing such services.

21.	Please briefly explain “quotation and answer to call for tenders.” Also explain “commissioning.”

The Company has deleted all references to “quotation and answer to call for tenders” and “commissioning.”

22.
We note your response to comment 12 in our November 28, 2006 comment letter. It does not appear you have described in detail the extent of your production, your manufacturing processes or photovoltaic projects. Accordingly, we restate comment 12.

The Company has substantially revised the disclosure in the Description of Business section, including concerning the extent of its current production, the proposed manufacturing facility, the manufacturing processes to be deployed there, and its current and proposed photovoltaic projects.

Mr. H. Christopher Owings
November 9, 2007

General Information Regarding Photovoltaic Cells

23.
Please furnish us a marked copy from the Solarbuzz website that shows “the PV world market sales were up 35% in 2005 and 2006 will be the best ever PV year.” http://www,solarbuzz.com/Market buzz2006-intro.htm

Concurrent with the delivery of this letter, the Company is supplementally providing the staff with copies of all market data and research reports, marked and cross-referenced to the applicable data and other information included in the prospectus. Please refer to Annex A attached hereto. All of the market data and research reports are publicly available and none of them were specifically prepared for the Company. We further advise the staff that photovoltaic world market sales were up 34% in 2005, not 35% as previously disclosed.

24.
It appears that your cross-reference to the US Department of Energy website http://www.1.eere.energy.gov/solar/photovoltaics.html should refer to the item “Why PV is important” not “How PV is important.” Please advise or revise.

The Company has deleted the referenced website, the subject disclosure and the related cross-reference from Amendment No. 1 to the Form SB-2.

Products

25.	Please refer to comment 15 in our November 28, 2006 comment letter. It is unclear where you indicated the referenced industry tests were performed by third parties. Please advise or revise.

The Company has removed reference to the cited industry tests and revised the disclosure accordingly.

Market

26.	Your reference to http://www.iea-pvps.org/pvpower/03_01.htm does not appear correct. Please re-check the websites in your document for accuracy.

The Company has removed the referenced website from its disclosure.

Executive Compensation

27.
Please revise your executive compensation disclosure to include information for the year ended December 31, 2006. Please note that your revised disclosure must comply with the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Refer to Securities Act Release No. 8732A (Aug. 29, 2006) and our Executive Compensation and Related Person Q&A, both of which are available on our website, http://www.sec.gov.

Mr. H. Christopher Owings
November 9, 2007

The Executive Compensation disclosure in Amendment No. 1 to the Form SB-2 has been updated to include information for the year ended December 31, 2006 and revised in accordance with Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A(s), and Item 402 to Regulation S-B.

Financial Statements

Balance Sheet as of December 31, 2005 and 2004, page F-3

28.
In response to comment 35 in our November 28, 2006 comment letter you revised your balance sheet to present prepayments separately from accounts receivable. Please disclose this change of presentation in a footnote explaining these financial statements have either been restated or amounts have been reclassified, and include related disclosures as applicable. Please also include a footnote that discloses the economic substance and accounting treatment for prepayment amounts.

As indicated above, the Company believes that investors are no longer looking to the Form 8-K for basic disclosures about the Company, particularly with regard to interim periods during 2006 that are now subsumed into the full year’s financial statements. In view of this, the Company respectfully submits that it should no longer be necessary to amend the Form 8-K to include the qualifications contained in the staff’s comment. Moreover, the Company has complied with the staff’s comment in its Form 10-KSB for the fiscal year ended December 31, 2006 and in its subsequent periodic reports. Please refer to Note 5 to the financial statements in our Form 10-KSB, which sets forth all pertinent restatements and reclassifications in relation to our previously issued financial statements. Note 5 clarifies that balance sheet reclassifications were necessary due to the fact that the Company previously netted certain assets (Accounts receivable, due from related party $72,540) and liabilities (Billings in excess of cost and estimated earnings $106,977) that should have been presented differently. Please also refer to Note 4, which clarifies that the Company recognizes revenue on the cost of completion method, based on contractual obligations and deliveries. Until completion of the contract, advances from customers and advances to suppliers are recorded separately in the balance sheet.

Statement of Operations For the Years Ended December 31, 2005 and 2004, page F4

29.
We note your responses to comments 23 and 30 in our letter dated November 28, 2006. Debt extinguishment between related parties is generally deemed to be a capital transaction and would not affect your results of operations. See SAB Topic 4.G. Please advise or revise your financial statements to remove the effects of the loan forgiveness in your statement of operations and record it in your statement of changes in equity. Disclose the amount as a non-cash transaction in the supplemental disclosure to your statement of cash flow and confirm with us the $74,311 outflow to shareholder loans does not contain the forgiven loan amount disclosed in the MD&A. Please also disclose this accounting change in your revised footnotes.

Mr. H. Christopher Owings
November 9, 2007

As indicated above, the Company believes that investors are no longer looking to the Form 8-K for basic disclosures about the Company, particularly with regard to interim periods during 2006 that are now fully subsumed into the financial statements for the fiscal year ended December 31, 2006. In view of this, the Company respectfully submits that it should no longer be necessary to amend the Form 8-K to remove the effects of the loan forgiveness in its statement of operations. Moreover, and noted elsewhere, the Company has complied with the staff’s comment in its Form 10-KSB for the fiscal year ended December 31, 2006 and in its subsequent periodic reports. As detailed in Note 5 to our Form 10-KSB, the reclassification in the changes of stockholder's equity as of January 1, 2005 was necessary due to the fact that the Company recorded the effect of a loan forgiveness ($74,311) through the statement of operations by error. In addition, confirm with the staff that the loan was not paid out to shareholders in 2004. The Company believes that the information disclosed in Note 5 (Restated Balance Sheet, Statement of Stockholders’ equity and statement of cash flows as of December 31, 2006) sufficiently details this.

Notes to Financial Statements, page F-6

Revenue Recognition. page F-9

30.
We note your response to comment 33 in our letter dated November 28, 2006. Your disclosure is inadequate because it does not specify nor describe the class of transactions accounted for under either SAB No. 104 or SOP 81-1. Please expand your disclosure to discuss each class of transactions applicable to each pronouncement and disclose the following where it concerns the completed contract method:

•	Amounts billed to customers, unbilled revenues that have been recognized, reimbursable costs incurred and fees recognized on cost reimbursable contracts, as of the balance sheet date;

•	Unbilled amounts at the date of the balance sheet and a general description of the prerequisites for billing;

•	A liability for contracts where billings exceed costs and recognized income;

•
Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount;

•	The amounts included in each item above that are expected to be collected after one year or disclose the amounts will be collected in the current period; and

Mr. H. Christopher Owings
November 9, 2007

•	Your policy for providing for a contract loss and the loss amounts incurred for the two years ending December 31, 2005 or alternatively, state there were none.

The Company acknowledges the staff’s comment and has revised its revenue recognition disclosure to address each of the bullets set forth above. Please refer to Note 3 in the financial statements to our Form 10-KSB for the fiscal year ended December 31, 2006. Currently the Company only generates revenue from contract manufacturing of photovoltaic solar modules and tiles, which includes design, engineering, assembly and installation. Until completion of its manufacturing facility in 2008 or early 2009, no other revenue stream exists. All revenue recognition related disclosure refers to this one revenue source. Upon completion of its manufacturing facility and expected sales of its solar products, the Company will expand its revenue recognition disclosure to describe these additional activities. As noted elseswhere, the Company believes that investors are no longer looking to the Form 8-K for basic disclosures about the Company, particularly with regard to interim periods during 2006 that are now fully subsumed into financial statements for the fiscal year ended December 31, 2006. As such, the Company respectfully submits that it should no longer be required to amend the Form 8-K to include the subject disclosure, which is already set forth in its Form 10-KSB for the year ended December 31, 2006 and in subsequent periodic reports.

31.
To the extent that at least 10% of your total revenue, or 10% of total cost of sales, is from products or other services please state separately product and services revenue and cost of sales. We note you disclose that you design, engineer, assemble and install solar solutions. See Rule 5-03(b) of Regulation S-X.

The Company’s revised Form SB-2 and other filings disclose that the Company’s present operations consist of contract manufacturing of photovoltaic solar modules and tiles, which includes design, engineering, assembly and installation, and that its proposed manufacturing facility, which it plans to use to produce solar modules and tiles for sale to customers, is not yet operational. In view of this disclosure, the Company respectfully submits that it is not necessary to separately state product revenue and services revenue and cost of sales. The Company intends to state separately revenues and cost of sales from its contract manufacturing and from sales of products when it has significant revenues from sales of products, which is not expected to occur until 2008 or early 2009.

Exhibits

32.	We note your response to comment 39 in our letter dated November 28, 2006. Please include it in your document.

The Company has filed its Code of Ethics as an exhibit to Amendment No. 1 to the Form SB-2.

Mr. H. Christopher Owings
November 9, 2007

Form 10-QSB for the Three Months Ended September 30, 2006

Statements of Cash Flows (Unaudited), page F-4

33.
We note your response to comments 41 and 47 in our letter dated November 28, 2006. The private placements of equity securities on May 30, 2006 and September 8, 2006 should be presented as financing cash inflows. Please advise or revise your financial statements to reflect these amounts in accordance with paragraph 19 of SPAS No. 95. Please also revise your presentation and related disclosures in Form SB-2 and other future filings for this change in accounting and include an explanatory footnote on your cover page of Form 10-QSB and disclosures in accordance with paragraphs 36 and 37 of APB 20. Please also disclose these accounting changes in your revised footnotes.

We acknowledge the staff’s comment. In Note 5 to the financial statements in our Form 10-KSB for the fiscal year ended December 31, 2006, we have disclosed all pertinent restatements and reclassifications in relation to our previously issued financial statements, detailing the nature of the errors and their effects on the financial statements. The changes in the Statements of Cash Flows is the result of the reclassifications in the balance sheet as explained in Note 5. Since all financing activities into the shell were conditional to the completion of the reverse acquisition, the Company did adjust the accounting accordingly to reflect the payments as financing activities. The Company respectfully requests that it not be required to amend the Form 10-QSB for the period ended September 30, 2006 since the reclassifications have been publicly restated ever since filing the Form 10-KSB and therefore an amendment to the Form 10-QSB would not provide investors with any additional information. Indeed, requiring an amendment to the Form 10-QSB could create confusion, especially in light of the fact that the Company has now filed its Form 10-QSB for the period ended September 30, 2007.

34.
We note your response to comment 42 in our letter dated November 28, 2006. Please explain the portion of your response that states the $816,700 cash held in trust is in the $3.5 million equity amount. If cash held in trust is reflected in your balance sheet at September 30, 2006 you are required to segregate restricted and unrestricted amounts in your balance sheet and cash flow statement. If it was used for its intended purpose before September 30, 2006 it should be shown as a cash outflow, as applicable. In your restated cash flow statement please present the effect of exchange rate changes on cash after financing activities and segregate restricted cash. Please also include an accounting policy note for restricted cash and disclose the accounting changes in your revised footnote discussing all such revisions.

We acknowledge the staff’s comment. A separate line in all statements of cash flows for the “Effect of exchange rate differences on cash” for all periods disclosed has been added to the 10-KSB (see statements of cash flows for December 31, 2006 and 2005 and Note 5 for the restated statements of cash flows as of December 31, 2005 and September 30, 2006. As indicated above, Note 5 to the financial statements in our Form 10-KSB for the fiscal year ended December 31, 2006 sets forth all pertinent restatements and reclassifications in relation to our previously issued financial statements, detailing the nature of the errors and their effects on the financial statements. The restatement in Cash and Additional paid in Capital ($732,089) was necessary because a deposit was recorded in our parent company, SES USA, as an investment in subsidiary and therefore by error eliminated in the consolidation. Correctly this amount should have been recorded as a bank deposit (Trust Account) in the shell. Additionally, we incorrectly translated the amount from Swiss francs to US dollars instead of Canadian dollars into US dollars. We subsequently corrected this error in Note 5 to the 10-KSB as of December 31, 2006. Although the difference between the amounts as reported and as revised in Total Shareholder’s Equity is material, the information has already been publicly restated since filing the Form 10-KSB. Because an amendment to the Form 10-QSB for the period ended September 30, 2006 would not provide investors with any additional or new information, the Company respectfully requests that it not be required to amend the Form 10-QSB. Moreover, requiring an amendment to the Form 10-QSB could create confusion, especially in light of the fact that the Company has now filed its Form 10-QSB for the period ended September 30, 2007.

Mr. H. Christopher Owings
November 9, 2007

Notes to the Financial Statements, rage F-5

35.	Please disclose a reconciliation of the numerators and denominators for basic and diluted earnings per share. See paragraph 40.a. of SFAS No. 128.

We acknowledge the staff’s comment. In addition to Note 5, please also refer to Note 3 to Form 10-KSB for the fiscal year ended December 31, 2006, which reconciles the numerators and denominators for basic and diluted earnings per share.

Note 17 - Concentration of Risk, rage F-14

36.
You disclose that for 2005 and 2004 three customers accounted for 60% of sales. Please revise to disclose the amount (or percentage) of sales for each customer for each year presented. See paragraph 39 of SFAS No. 131. Also, please reconcile this disclosure with the risk factor on page 12 that states that sales to one customer accounted for approximately 80% of sales in 2005.

We acknowledge the staff’s comment. Please refer to Note 7 to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 where it discloses the amount of sales for each of its most significant customers for the years presented. Please also note that the referenced risk factor in both the Form 10-KSB and in Amendment No. 1 to the Form SB-2 has been revised to reconcile the risks presented to the Company by reliance on one or more significant customers.

Mr. H. Christopher Owings
November 9, 2007

If you have any questions or would like further information concerning the Company's responses, please call William A. Bennett at (202) 637-5786. Thank you for your assistance.

Sincerely,

/s/ Steven M. Kaufman
Steven M. Kaufman

cc:  Jean-Christophe Hadorn

BDO Visura

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